                                                 -------------------------------
                                                 OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number: 3235-0145
                                                 -------------------------------
                                                 Expires: October 31, 2002
                                                 -------------------------------
                                                 Estimated  average burden hours
                                                 per response. . . 14.9
                                                 -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               UNIONBANCORP, INC.
--------------------------------------------------------------------------------
                                 Name of Issuer)

                     Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    908908106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Patrick J. Bruks,
      330 North Wabash Ave., Suite 2200, Chicago, IL 60611 (312) 840-7090
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
         [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  908908106
-----------------------------------------------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
           PAULA WOLFF
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)
-----------------------------------------------------------------------------------------------------------------------
           (a)  X
-----------------------------------------------------------------------------------------------------------------------
           (b)  / /
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        3. SEC Use Only................................................................................................
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        4. Source of Funds (See Instructions): PF (SEE ITEM 3)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  _
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        6. Citizenship or Place of Organization: UNITED STATES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Number of             7.   Sole Voting Power: 0
Shares
Beneficially
Owned by
Each
Reporting
Person With
-----------------------------------------------------------------------------------------------------------------------
                      8.  Shared Voting Power: 548,888 (SEE ITEMS 2 AND 5)
-----------------------------------------------------------------------------------------------------------------------
                      9.  Sole Dispositive Power: 0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                      10. Shared Dispositive Power: 548,888 (SEE ITEMS 2 AND 5)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                11. Aggregate Amount Beneficially Owned by Each Reporting Person: 548,888
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                    Instructions) / /  (SEE ITEM 5)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                13. Percent of Class Represented by Amount in Row (11): 13.9% (SEE ITEM 5)
-----------------------------------------------------------------------------------------------------------------------
                14. Type of Reporting Person (See Instructions): IN (SEE ITEM 2)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------


CUSIP No. 908908106
-----------------------------------------------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
           WAYNE W. WHALEN
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)
-----------------------------------------------------------------------------------------------------------------------
           (a)   x
           (b)  / /
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        3. SEC Use Only................................................................................................
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        4. Source of Funds (See Instructions): PF (SEE ITEM 3)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        6. Citizenship or Place of Organization: UNITED STATES
-----------------------------------------------------------------------------------------------------------------------
Number of             7.   Sole Voting Power: 0
Shares
Beneficially
Owned by
Each
Reporting
Person With
-----------------------------------------------------------------------------------------------------------------------
                      8.  Shared Voting Power: 548,888 (SEE ITEMS 2 AND 5)
-----------------------------------------------------------------------------------------------------------------------
                      9.  Sole Dispositive Power: 0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                      10. Shared Dispositive Power: 548,888 (SEE ITEMS 2 AND 5)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                11. Aggregate Amount Beneficially Owned by Each Reporting Person: 548,888
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                    Instructions) / / (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                13. Percent of Class Represented by Amount in Row (11): 13.9% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------------------
                14. Type of Reporting Person (See Instructions): IN (SEE ITEM 2)
----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------


CUSIP No. 908908106
-----------------------------------------------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
           WPW ASSOCIATES, L.P., A GEORGIA LIMITED PARTNERSHIP
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)
-----------------------------------------------------------------------------------------------------------------------
           (a)   x
           (b)  / /
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        3. SEC Use Only................................................................................................
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        4. Source of Funds (See Instructions): PF (SEE ITEM 3)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        6. Citizenship or Place of Organization: GEORGIA
-----------------------------------------------------------------------------------------------------------------------
Number of             7.   Sole Voting Power: 36,950 (SEE ITEMS 2 AND 5)
Shares
Beneficially
Owned by
Each
Reporting
Person With
-----------------------------------------------------------------------------------------------------------------------
                      8.  Shared Voting Power:  0
-----------------------------------------------------------------------------------------------------------------------
                      9.  Sole Dispositive Power: 36,950 (SEE ITEMS 2 AND 5)
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                      10. Shared Dispositive Power: 0
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                11. Aggregate Amount Beneficially Owned by Each Reporting Person: 548,888
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                    Instructions)  / /  (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                13. Percent of Class Represented by Amount in Row (11): 13.9% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------------------
                14. Type of Reporting Person (See Instructions): PN (SEE ITEM 2)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

ITEMS TO SCHEDULE 13D


ITEM 1     SECURITY AND ISSUER.

This Statement relates to the common stock, $1.00 par value per share (the "Union Common Stock") of UnionBancorp, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 122 West Madison Street, Ottawa, Illinois 61350.

ITEM 2.    IDENTITY AND BACKGROUND.

The undersigned, WPW Associates, L.P., a Georgia limited partnership ("WPW"), Paula Wolff ("Wolff") and Wolff's husband, Wayne W. Whalen ("Whalen" and collectively with WPW and Wolff, the "Reporting Persons"), hereby file this Amendment No. 2 to their previously filed Schedule 13D. The Reporting Persons originally filed a Schedule 13D to which this Amendment No. 2 relates on October 10, 1996 with respect to their ownership of Union Common Stock and Whalen and Wolff filed an Amendment No. 1 to such Schedule 13D on March 6, 2000. Wolff and Whalen are the general partners of WPW and, in such capacity, each owns one percent of the outstanding partnership interests of WPW. Wolff and Whalen are each citizens of the United States and reside at 4920 S. Greenwood, Chicago, Illinois 60615. At the present time, Wolff is an executive with Chicago Metropolitan 2020 which is a not-for-profit organization located in Chicago, Illinois. Whalen is a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 W. Wacker Drive, Chicago, Illinois 60606. WPW is a family limited partnership established and funded by Wolff and Whalen in 1996 for estate planning purposes. The address of its principal business and principal office is 4920 S. Greenwood, Chicago, Illinois 60615. During the last five years, neither WPW, nor Wolff, nor Whalen (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration used by Wolff and Whalen on their own behalf and on behalf of their children (the "WW Children") to purchase the shares of Union Common Stock subject to this Statement came from their personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Union Common Stock subject to this Statement are held by Wolff, Whalen and their children solely for investment purposes.

         Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OR ISSUER.

(a) Between May 5, 2000 and October 18, 2000, (i) Whalen and Wolff jointly purchased 26,600 shares of Union Common Stock at an average price of $10.94, which represents .7% of the issued and outstanding shares of Union Common Stock; (ii) Whalen and Wolff also purchased on behalf of their children, 14,700 shares of Union Common Stock at an average price of $10.53, which represents .4% of the issued and outstanding shares of Union Common Stock; and (iii) Wolff as custodian ("Wolff as UTMA custodian") of UTMA accounts for certain WW Children purchased 15,500 shares of Union Common Stock at an average price of $11.77 which represents .4% of the issued and outstanding shares of Union Common Stock. In sum, between May 5, 2000 and October 18, 2000, Whalen and Wolff beneficially acquired 56,800 shares of Union Common Stock at an average price of $11.06 which represents 1.4% of the issued and outstanding shares of Union Common Stock and which shares of Union Common Stock are the subject of this Amendment. The total purchases of the Reporting Persons since their last Schedule 13D filing did not however exceed, in the aggregate, more than 1% of the issued and outstanding shares of Union Common Stock until October 12, 2000. In addition, the Reporting Persons own 492,088 shares of Union Common Stock which represent 12.4% of the issued and outstanding shares of Union Common Stock. Such ownership was previously reported on a Schedule 13D filed on October 10, 1996 as amended on March 6, 2000 (the "Prior 13D Filings")1.

     In aggregate, the Reporting Persons currently beneficially own a total of 548,888 shares of Union Common Stock representing, collectively, 13.9% of the issued and outstanding shares of Union Common Stock.

     The number of shares of Union Common Stock beneficially owned by the Reporting Persons and reported in this Amendment does not include 1,381 shares of Company's convertible preferred stock owned by WPW.

(b) Whalen and Wolff may each be deemed to share voting and dispositive power with respect to 548,888 shares of Union Common Stock. WPW may be deemed to have sole voting and dispositive power with respect to 36,950 shares of Union Common Stock.

(c) The following is a description of transactions effectuated by the Reporting Persons since the most recent Schedule 13D filing:
------------------
(1) The Prior 13D Filings incorrectly reported that the Reporting Persons owned 484,688 shares of Union Common Stock representing 11.98% of the issued and outstanding shares of Union Common Stock.

     (a) Wolff as UTMA Custodian on 5/5/00, purchased 1200 shares of Union Common Stock for $13.50 per share; (b) Wolff as UTMA Custodian on 5/8/00, purchased 600 shares of Union Common Stock for $13.50 per share; (c) Wolff as UTMA Custodian on 5/9/00, purchased 200 shares of Union Common Stock for $13.50 per share; (d) Wolff as UTMA Custodian on 5/10/00, purchased 2000 shares of Union Common Stock for $13.25 per share; (e) Wolff as UTMA Custodian on 5/22/00, purchased 2000 shares of Union Common Stock for $12.44 per share; (f) Wolff as UTMA Custodian on 5/22/00, purchased 2000 shares of Union Common Stock for $12.44 per share; (g) WW Child on 6/7/00, purchased 1000 shares of Union Common Stock for $12.00 per share; (h) WW Child on 6/7/00, purchased 1000 shares of Union Common Stock for $12.00 per share; (i) Wolff as UTMA Custodian on 8/10/00, purchased 3000 shares of Union Common Stock for $10.13 per share; (j) WW Child on 8/22/00, purchased 2700 shares of Union Common Stock for $10.00 per share; (k) WW Child on 8/22/00, purchased 2000 shares of Union Common Stock for $10.00 per share;
     (l) Wolff as UTMA Custodian on 8/22/00, purchased 500 shares of Union Common Stock for $10.00 per share; (m) Whalen and Wolff on 6/12/00, purchased 1100 shares of Union Common Stock for $10.50 per share; (n) Whalen and Wolff on 6/7/00, purchased 4000 shares of Union Common Stock for $12.00 per share; (o) Whalen and Wolff on 6/12/00, purchased 10,000 shares of Union Common Stock for $10.50 per share; (p) Whalen and Wolff on 8/10/00, purchased 1500 shares of Union Common Stock for $10.13 per share;
     (q) WW Child on 9/7/00, purchased 4,300 shares of Union Common Stock for $10.00 per share; (r) Wolff as UTMA Custodian on 10/12/00, purchased 2000 shares of Union Common Stock for $10.75 per share; and (s) WW Child on 10/16/00 purchased 1000 shares of Union Common Stock for $10.75 per share;
     (t) WW Child on 10/17/00 purchased 2700 shares of Union Common Stock for $11.13 per share; (u) Wolff as UTMA Custodian on 10/18/00, purchased 2000 shares of Union Common Stock for $11.13 per share; and (v) Whalen and Wolff on 10/18/00 purchased 10,000 shares of Union Common Stock for $11.13 per share.

(d) The children of Wolff and Whalen have the right to receive dividends and the proceeds from the sale of 30,200 shares of Union Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A. Copy of an Agreement between Wolff, Whalen and WPW to file this
           Statement on Schedule 13D on behalf of each of them.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



DATE: October 23, 2000                          PAULA WOLFF
      Chicago, Illinois                         /s/ Paula Wolff
                                                ------------------------------
                                                An Individual



DATE: October 23, 2000                          WAYNE W. WHALEN
      Chicago, Illinois                         /s/ Wayne W. Whalen
                                                ------------------------------
                                                An Individual


DATE: October 23, 2000                          WPW. ASSOCIATES, L.P. a Georgia
      Chicago, Illinois                         Limited Partnership

                                                By:  /s/ Paula Wolff
                                                    --------------------------
                                                Name:  Paula Wolff
                                                      ------------------------
                                                Title:  General Partner
                                                       -----------------------